Date: June 4, 2014

To: Ivan Griswold - SEC Examiner

Re: Medical Transcription Billing, Corp. - Amendment No.3 - Registration No. 333-192989

Per our discussion, this filing is being submitted to provide a cumulatively marked document of Amendment No. 3 (filed June 2, 2014) reflecting all changes since Amendment No. 2 (filed on May 8, 2014).

I apologize for any inconvenience caused. Please let me know if you require anything else regarding this registration.

Sincerely,

Bill Korn

Chief Financial Officer

Medical Transcription Billing, Corp.